Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

January 7, 2011

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

Re:	Massey Energy Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File Number 001-07775

Dear Ms. Parker:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its follow-up comment letter dated December 10, 2010, to Mr. Richard R. Grinnan, Vice President and Corporate Secretary of the Company, to our initial response letter to you dated August 20, 2010, in connection with your original comment letter dated July 2, 2010, (the “Commission Comment Letter”).

Set forth below are the Company’s responses. For convenience of reference, the Staff comment is reprinted in italics, followed by the corresponding response of the Company. When used in this letter, the words “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

General

1.	We note your response to prior comment two from our letter dated July 2, 2010 that you do not believe you can provide a capital expenditure amount related to compliance with health and safety regulations, and we reissue the comment in part. We note your disclosure on page 28 of the Form 10-K that states “We incur substantial costs and liabilities under increasingly strict federal, state and local environmental, health and safety and endangered species laws, regulations and enforcement policies.” Please quantify or provide a reasonable estimate of your “substantial” capital and operational expenditures relating to safety.

Securities and Exchange Commission

January 7, 2011

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, while we do not believe we can quantify a specific amount of our capital and operational expenditures related to health and safety regulations, we have undertaken an analysis of our expenditures with the goal of preparing a reasonable estimate of such expenditures. Based on this analysis, we believe a reasonable estimate of capital expenditures related to health and safety regulations is approximately $24.4 million for the fiscal year ended December 31, 2009. These capital expenditures were primarily for mine communication systems, mine seals, safety shelters, and self-rescuer caches, requirements that were put in place with the Mine Improvement and New Emergency Response Act of 2006 (“MINER Act”). We believe a reasonable estimate of operational expenditures related to health and safety regulations is approximately $40.5 million for the fiscal year ended December 31, 2009. These expenditures include labor and supply costs incurred to support our mine rescue teams, our corporate safety department, safety personnel at our mine sites, the payment of safety bonuses, fire suppression costs, and other general safety supplies. These expenditures do not include certain other capital and operational expenditures related to production, that indirectly contribute to the safe operation of our coal mines. Consequently, we believe that our total capital and operational expenditures related to safety are likely in excess of these amounts, and, therefore, represent a substantial cost to us.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Ms. Tracey NcNeil
Mr. Eric B. Tolbert
Mr. David M. Carter
Mr. David I. Meyers